SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIR DAVID CLEMENTI CHAIRMAN

PRUDENTIAL PLC
LAURENCE POUNTNEY HILL
13 August 2007	LONDON EC4R 0HH

Interim Report 2007

I am writing to let you know that our 2007 Interim Report is now available to view and download from the Financial Reports part of the Investor’s section of the Company’s website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/financialreports/

At the 2007 Annual General Meeting, a resolution was passed which allows the Company to communicate with shareholders by means of a website. The communications card sent with your proxy form enabled you to choose either (i) to continue to receive hard copies of the documentation sent to shareholders (including the Interim Report and Annual Report) or (ii) to receive a notification by post (or email if you have consented to electronic communications) informing you that the documents are available on the Company’s website. If you did not send us a completed communications card, you were deemed in accordance with the Companies Act 2006 to have agreed to viewing the documents on the website. For your convenience, highlights from the report, including comments by Mark Tucker, Group Chief Executive, are also set out below. We have not sent a copy of the full report to you.

We believe that using website communications will be of benefit to those shareholders who do not wish to be burdened with long documents, and to the Company, as it represents a considerable saving in printing and distribution costs. In addition, by reducing unnecessary printing, it will benefit the environment.

For future mailings, including the Interim Report and Annual Report, we will send you a notification similar to this letter which will inform you that the documentation is on the website ready to view and download. For the Annual Report mailing we will send you a hard copy Notice of Annual General Meeting and a Proxy Card.

If you wish to change your instructions to receive a hard copy of the report, you may do so at any time by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UP, stating your name, shareholding and shareholder reference number. Similarly, if you wish to receive future notifications by email rather than post, you can do so at www.shareview.co.uk

Overview of 2007 Interim Results:

•	Total EEV operating profit from continuing operations £1,326 million, up 39%

•	Total IFRS operating profit from continuing operations £601 million, up 27%

•	New business APE £1,334 million, up 12%; PVNBP £9.7 billion, up 4%

•	New business profit £534 million, up 12%

•	Asset management profit £180 million, up 45%

•	EEV shareholders’ funds £13.4 billion, up 13% (end 2006 £11.9 billion*)

•	Interim dividend 5.7 pence per share, up 5% (2006: 5.42 pence per share)

All figures compared to 2006 constant exchange rates unless stated, *at reported exchange rates.

Prudential plc
Laurence Pountney Hill, London, EC4R 0HH
Incorporated and registered in England and Wales. Registered Office as above, Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA.	PAGE 1 of 3

Commenting, Mark Tucker, Group Chief Executive said:

The growth in operating profit of 39 per cent in the first half of the year demonstrates the clear and continued momentum that we have within the Group. It builds on the very strong operating performance in both 2005 and 2006 when we grew operating profit by 36 per cent and 28 per cent respectively.

Our strategy is focused on the growing global market for retirement savings and income and our advantaged regional platforms and global capabilities place the Group in an excellent and immensely strong position to capture a disproportionate share of this opportunity.

In Asia, growth across the region continues to be strong, with new business up 48 per cent to £619 million APE, and new business profit up 31 per cent to £282 million. These strong first half results, and the continuing development of our operations in the region, mean that we are very confident that we will achieve our target of at least doubling 2005 EEV new business profits by 2009.

In the US, we have one of the fastest growing variable annuity franchises in the market – VA sales grew by 31 per cent in the first half to £2.2 billion, continuing to gain profitable market share.

In the UK, retail sales grew by 10 per cent in the first half of the year, while our focus on value has kept margins on new business in the UK at 30 per cent which remain high compared to the overall UK market. The Internal Rate of Return (IRR) was 15 per cent against our target of 14 per cent.

Our asset management businesses saw very strong growth in operating profit, with M&G and Asia fund management up 40 per cent and 65 per cent respectively. Retail net sales at M&G surpassed last year’s record half-year net flows and in Asia net flows remained strong at £1.7 billion, with a number of successful fund launches in Taiwan and Korea, as well as ongoing strong net sales in India and Japan.

The Group is extremely well placed to continue to deliver real long-term sustainable profit growth for shareholders.

2007 Interim dividend and evergreen scrip dividend

The timetable for the interim dividend is as follows:

1 August 2007	Announcement of 2007 interim results and interim dividend.

15 August 2007	Ordinary shares quoted ex dividend.

17 August 2007	Record date for the 2007 interim dividend.

22 August 2007	Calculation of scrip reference price which is expected to be based on the average price from 15 August 2007 to 21 August 2007 and will be displayed on the Company’s website.

5 September 2007	Final date for receipt of Scrip Dividend Mandate Form for the 2007 interim dividend.

21 September 2007	Share certificates for scrip dividend posted by first class post.

24 September 2007	Dividend payment date, where applicable CREST member accounts are credited with new shares.

24 September 2007	First day of dealing in the new shares.

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2007 interim dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme.

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete a Scrip Dividend Mandate Form (the “Mandate”) from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/

A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

The completed Mandate should be sent to the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UP to be received by no later than 5pm on 5 September 2007. All Mandates received after this date will receive a cash dividend for the 2007 interim dividend, but will participate in all future scrip dividends. The Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website.

It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/

You may also obtain an Evergreen Scrip Dividend Booklet and Mandate from our registrar by calling 0870 600 0190. Elections can be cancelled by written notice to the Company’s Registrar.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation for the Company’s ordinary shares on 5 September 2007 has fallen by 15 per cent or more from the scrip reference price calculated on 22 August 2007.

Yours sincerely,

Sir David Clementi

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Penny Follows
Penny Follows,
Shareholder Services and Share Plans Manager